Chemspec International Limited Announces Share Repurchase Program

SHANGHAI, Sept. 22 /PRNewswire-Asia-FirstCall/ -- Chemspec International Limited (NYSE: CPC; “Chemspec” or the “Company”), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced that its board of directors has authorized a share repurchase program that would allow the Company to repurchase up to US$10 million of its American Depositary Shares (“ADSs”) on the open market between September 22, 2010 and September 21, 2011.

The repurchases will be made from time to time on the open market at prevailing market prices. The timing and extent of any purchases will depend upon market conditions, the trading price of the ADSs and other factors, and will be subject to restrictions relating to volume, price and timing under applicable laws, including Rule 10b-18 of the Securities Exchange Act of 1934.

Commenting on the ADS repurchase program, Dr. Jianhua Yang, Chairman and Chief Executive Officer of Chemspec, said, “Our board of directors believes that the repurchase program is an effective use of cash to enhance value for our shareholders and demonstrate our confidence in the long-term health and future financial performance of our business.”

Chemspec expects to implement this share repurchase program in a manner that is consistent with market conditions, and always in the interest of the Company’s shareholders. Chemspec’s board of directors will review the share repurchase program periodically, and may authorize adjustments, both in terms of size and conditions, accordingly.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals as well as fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec’s end users. Chemspec’s customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit http://www.chemspec.com.cn ..

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd.
In Shanghai
Carol Fang
Manager, Investor Relations
Tel:   +86-21-6363-8108
Email: ir@chemspec.com.cn

Christensen
In New York
Kathy Li
Tel:   +1-212-618-1978
Email: kli@christensenir.com

In Hong Kong
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com

SOURCE Chemspec International Limited